Exhibit 99.1

LakeShore Biopharma Announces Leadership Transitions

GAITHERSBURG, Md., September 4, 2024 /PRNewswire/ -- LakeShore Biopharma Co., Ltd. (Nasdaq: LSB) (“LakeShore Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that the board of directors of the Company (the “Board”) has appointed Mr. Xu Wang as the Chief Executive Officer of the Company. He succeeds Mr. Dave Chenn and Dr. Hui Shao, who step down from the Company’s Interim Chief Executive Officer and Co-Chief Executive Officer position, respectively. Mr. Xu Wang has served as the Company’s Chief Operation Officer since June 2024, and he will no longer assume such role upon becoming the Chief Executive Officer of the Company.

The Board has also approved the appointment of Dr. Hui Shao as the Chief Business Officer of the Company, responsible for global strategic planning and global transactions, and the transition of Ms. Rachel Yu from the role of Interim Chief Financial Officer to Chief Financial Officer of the Company. Ms. Yu is also a partner at Oceanpine Capital’s healthcare practice since December 2021, where she is responsible for formulating the overall investment strategies in the healthcare sector and taking principal leadership responsibility in post-investment management of portfolio companies.

In addition to these leadership transitions, the Company also announced the appointment of Dr. Hui Shao as the Vice Chairman of the Board, and the appointment of Mr. Xu Wang as a new member of the Board. The leadership transitions and board appointments became effective on September 1, 2024.

About LakeShore Biopharma

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. The Company operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit investor.lakeshorebio.com.

Investor Relations Contact

Robin Yang
Partner, ICR, LLC
Tel: +1 (212) 537-4035
Email: LakeShoreBiopharma.IR@icrinc.com